UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

Commission File Number: 001-39111

Q&K International Group Limited

(Registrant’s Name)

Suite 1607, Building A

No.596 Middle Longhua Road

Xuhui District, Shanghai, 200032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Q&K International Group Limited (NASDAQ: QK) (“Q&K” or the “Company”) entered into a share charge agreement with Shanghai Huarui Bank Co., Ltd. (“Huarui”) on April 23, 2021 (the “Agreement”). Pursuant to the Agreement, the Company has charged 77,100,000 Class A ordinary shares of the Company, which are treasury shares of the Company, and other property in connection with these shares as set forth in the Agreement (collectively, the “Charged Property”), to Huarui (the “Charge”). The Charge is to secure the payment and other obligations of the Company’s subsidiaries, as borrowers, under certain loan agreements with Huarui, as lender, with an aggregate outstanding principal amount of RMB383.3 million. If an event of default occurs under these loan agreements, subject to the terms in the Agreement, Huarui will be authorized to arrange for the Charged Property to be registered in the name of Huarui or its nominee, and will be entitled to exercise all voting and/or consensual powers pertaining to the Charged Property following the transfer of the legal title of the Charged Property to Huarui or its nominee.

For purposes of the Charge, the Company issued 77,100,000 Class A ordinary shares to a third party on April 23, 2021, and repurchased all of these shares and held them as treasury shares on the same day.

Safe Harbor Statement

This Form 6-K contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this Form 6-K and the Company and its subsidiaries’ (collectively, the “Group”) operations and business outlook contain forward-looking statements. Such statements involve certain risks, uncertainties and other factors that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: the Group’s ability to access financing on favorable terms in a timely manner and maintain and expand its cooperation with financial institutions; the Group’s ability to continue as a going concern in the future or achieve or maintain profitability; the Group’s ability to effectively respond to the challenges and uncertainties resulting from the COVID-19 pandemic and other outbreaks and catastrophes; the Group’s ability to manage its growth; the Group’s ability to integrate strategic investments, acquisitions and new business initiatives; the Group’s ability to control the quality of its operations, including the operation of the rental apartments managed by its own apartment managers or by third-party contractors; the Group’s ability to attract and retain tenants and landlords, including tenants and landlords from its acquired lease contracts; the Group’s ability to resolve disputes with third parties; the Group’s ability to manage its brand and reputation; the Group’s goal and strategies; the Group’s limited operating history; the Group’s ability to compete effectively; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Group’s filings with the U.S. Securities and Exchange Commission. Except as required by law, the Group does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Q&K International Group Limited

By:	/s/ Zhichen (Frank) Sun
Name:	Zhichen (Frank) Sun
Title:	Chief Financial Officer

Date: April 23, 2021

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